SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29265 ; File No. 812-13710]

Jackson National Life Insurance Company of New York, <u>et al</u>.

May 10, 2010

<u>Agency</u>: The Securities and Exchange Commission ("Commission")

<u>Action</u>: Notice of application for an order under Section 6(c) of the Investment Company
Act of 1940 (the "Act") granting exemptions from the provisions of Sections 2(a)(32),
22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to permit the recapture of
contract enhancements applied to purchase payments made under certain deferred
variable annuity contracts.

<u>Applicants</u>: Jackson National Life Insurance Company of New York ("JNL New York"),
JNLNY Separate Account I (the "JNLNY Separate Account"), and Jackson National Life
Distributors LLC ("Distributor," and collectively "Applicants").

<u>Summary of Application</u>: Applicants seek an order under Section 6(c) of the Act to
exempt certain transactions from the provisions of Sections 2(a)(32), 22(c), and
27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the
recapture, under specified circumstances, of certain contract enhancements applied to
purchase payments made under the deferred variable annuity contracts described herein
that JNL New York has issued and will issue through the JNLNY Separate Account (the
"Contracts") as well as other contracts that JNL New York may issue in the future
through its existing or future separate accounts ("Other Accounts") that are substantially
similar in all material respects to the Contracts ("Future Contracts"). Applicants also
request that the order being sought extend to any other Financial Industry Regulatory

Authority ("FINRA") member broker-dealer controlling or controlled by, or under common control with JNL New York, whether existing or created in the future, that serves as distributor or principal underwriter for the Contracts or Future Contracts ("Affiliated Broker-Dealers") and any successors in interest to the Applicants.

Filing Date: The application was filed on October 23, 2009, and amended on January 13, 2010, and April 22, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 2, 2010, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o Jackson National Life Insurance Company of New York, 1 Corporate Way, Lansing, Michigan 48951, Attn: Anthony L. Dowling, Esq.

For Further Information Contact: Ellen J. Sazzman, Senior Counsel, at (202) 551-6762, or Harry Eisenstein, Branch Chief, at (202) 551-6795, Office of Insurance Products, Division of Investment Management.

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   JNL New York is a stock life insurance company organized under the laws of the state of New York in July 1995. Its legal domicile and principal address is 2900 Westchester Avenue, Purchase, New York 10577. JNL New York is admitted to conduct life insurance and annuity business in Delaware, Michigan, and New York. JNL New York is ultimately a wholly-owned subsidiary of Prudential plc (London, England).

2.   The JNLNY Separate Account was established by JNL New York on September 12, 1997, pursuant to the provisions of New York law and the authority granted under a resolution of JNL New York's Board of Directors. JNL New York is the depositor of the JNLNY Separate Account. The JNLNY Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Commission as a unit investment trust under the Act (File Nos. 811-8401). The JNLNY Separate Account will fund the variable benefits available under the Contracts. The registration statement relating to the offering of the Contracts was filed under the Securities Act of 1933 (the "1933 Act") (File Nos. 333-163323).

3.   The Distributor is a wholly owned subsidiary of Jackson National Life Insurance Company, JNL New York's parent company, and serves as the distributor of the Contracts. The Distributor is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of FINRA.   The Distributor enters into selling group agreements with affiliated and unaffiliated broker-

dealers. The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of FINRA.

4.   The Contracts require a minimum initial premium payment of $5,000 or $10,000 under most circumstances depending on the contract ($2,000 for a qualified plan contract). Subsequent payments may be made at any time during the accumulation phase but before the contract anniversary after the owner's 85th birthday. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). Prior approval of JNL New York is required for aggregate premium payments of over $1,000,000.

5.   The Contracts permit owners to accumulate contract values on a fixed basis through allocations to one fixed account (the "Fixed Account"). The Contracts also permit owners to accumulate contract values on a variable basis, through allocations to one or more of the sub-accounts, also referred to as investment divisions, of the JNLNY Separate Account (the "Investment Divisions," and collectively with the Fixed Account, the "Allocation Options").   Under most Contracts, 98 Investment Divisions currently are expected to be offered through the JNLNY Separate Account but additional Investment Divisions may be offered in the future and some could be eliminated or combined with other Investment Divisions in the future. Similarly, Future Contracts may offer additional or different Investment Divisions. Any changes to the Investment Divisions offered will be effected in compliance with the terms of the Contracts and with applicable state and federal laws. Each Investment Division will invest in shares of a corresponding series ("Series") of JNL Series Trust ("Trust") or JNL Variable Fund LLC ("Fund") (collectively the "Trust and Fund"). Not all Investment Divisions may be available under

every Contract. The Trust and Fund are open-end management investment companies registered under the Act and their shares are registered under the 1933 Act. Jackson National Asset Management, LLC ("JNAM") serves as the investment adviser for all of the Series of the Trust and Fund. JNAM has retained sub-advisers for each Series.

6. Transfers among the Investment Divisions are permitted. The first 15 transfers in a contract year are free; subsequent transfers cost $25. Certain transfers to and from the Fixed Account are also permitted during the Contracts' accumulation phase, but are subject to certain adjustments and limitations. Dollar cost averaging and rebalancing transfers are offered at no charge and do not count against the 15 free transfers permitted each year.

7. If the owner dies during the accumulation phase of the Contracts, the beneficiary named by the owner is paid a death benefit by JNL New York. The Contracts' base death benefit, which applies unless an optional death benefit has been elected, is a payment to the beneficiary of the greater of: (i) contract value on the date JNL New York receives proof of death and completed claim forms from the beneficiary or (ii) the total premiums paid under that Contract minus any prior withdrawals (including any withdrawal charges, recapture charges or other charges or adjustments applicable to such withdrawals).

8. The owner may also be offered certain optional endorsements (for various fees) that can change the death benefit paid to the beneficiary. The owner of a Contract may be offered the following two optional death benefits that would replace the base death benefit: (i) a Highest Anniversary Value Death Benefit which is the greatest of the contract value on the date JNL New York receives proof of death and completed claim forms from the beneficiary; or total net premiums since the contract was issued; or the

greatest contract value on any contract anniversary prior to the owner's 81st birthday, adjusted for any withdrawals subsequent to that contract anniversary (including any applicable withdrawal charges, recapture charges, and other charges or adjustments for such withdrawals), plus any premium paid subsequent to that contract anniversary; and (ii) a death benefit available only in conjunction with the purchase of a particular Guaranteed Minimum Withdrawal Benefit ("GMWB") marketed under the name of LifeGuard Freedom 6 GMWB.

9.   The Contracts offer fixed and variable versions of the following four types of annuity payment or "income payment": life income, joint and survivor, life annuity with at least 120 or 240 monthly payments guaranteed to be paid (although not guaranteed as to amount if variable), and income for a specified period of 5 to 30 years. JNL New York may also offer other income payment options. The Contracts may also offer various GMWB optional endorsements.

10.   JNL New York will add an additional amount to the owner's contract value (a "Contract Enhancement") for the initial premium payment, and for each subsequent premium payment received prior to the first contract anniversary following the owner's 85th birthday. Premium payments will not be accepted on or after the first contract anniversary following the owner's 85th birthday. If the owner is age 85 at issue, premium payments will not be accepted on or after the first contract anniversary. All Contract Enhancements are paid from JNL New York's general account assets. The Contract Enhancement is equal to 6% of the premium payment.

11.   JNL New York will recapture all or a portion of any Contract Enhancements by imposing a recapture charge whenever an owner: (i) makes a total withdrawal within the

recapture charge period (nine Completed Years after a premium payment) or a partial

withdrawal of corresponding premiums within the recapture charge period in excess of

those permitted under the Contracts' free withdrawal provision, unless the withdrawal is

made for certain health-related emergencies specified in the Contracts; or (ii) returns the

Contract during the free-look period.

12.   The amount of the recapture charge varies, depending upon when the charge is

imposed, based on Completed Years since receipt of the related premium, as follows:

Contract Enhancement Recapture Charge (as a percentage of premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.50%	4.50%	4%	3.50%	3%	2%	1%	.50%	0%

13.   A "Completed Year" is the succeeding twelve months from the date on which

JNL New York receives a premium payment. Completed Years specify the years from

the date of receipt of the premium and do not refer to contract years. If the premium

receipt date is on the issue date of the Contract then Completed Year 0-1 does not include

the first contract anniversary. The first contract anniversary begins Completed Year 1-2

and each successive Completed Year begins with the contract anniversary of the

preceding contract year. If the premium receipt date is other than the issue date or a

subsequent contract anniversary, there is no correlation of the contract anniversary date

and Completed Years. For example, if the issue date is January 15, 2010 and a premium

payment is received on February 28, 2010, then, although the first contract anniversary is

January 15, 2011, the end of Competed Year 0-1 for that premium payment would be February 27, 2011, and February 28, 2011 begins Completed Year 1-2.

14. The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn that remains subject to a recapture charge. The amount recaptured will be taken from the Investment Divisions and the Fixed Account in the proportion their respective values bear to the contract value. The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the contract.

15. JNL New York does not assess the recapture charge on any payments paid out as: death benefits; income payments; withdrawals of earnings; withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings; or withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the recapture charge will not be waived on the required minimum distribution).

16. The contract value will reflect any gains or losses attributable to a Contract Enhancement described above. For purposes of determining the recapture charge and withdrawal charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of any recapture charge and withdrawal charge), second to premium on a first-in, first-out basis, so that all withdrawals are allocated to premium to which the lowest (if any) withdrawal charges and recapture charges apply, and third to Contract Enhancements. For all purposes, other than for tax purposes, earnings are defined to be the excess, if any, of the contract value over the sum of remaining Contract

Enhancements (the total Contract Enhancements, reduced by withdrawals of Contract Enhancements) and remaining premiums (the total premium, reduced by withdrawals that incur withdrawal charges and/or recapture charges, and withdrawals of premiums that are no longer subject to withdrawal charges and/or recapture charges). Contract Enhancements and any gains or losses attributable to a Contract Enhancement will be considered earnings under the Contract for tax purposes.

17.   The Contracts have a "free-look" period of twenty days after the owner receives the Contract. Contract value, less the full amount of any Contract Enhancement(s) is returned upon exercise of free look rights by an owner. Therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Contract during the free-look period, but any gain or loss on investments of the Contract Enhancement would be retained by the owner. The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the contract. A withdrawal charge will not be assessed upon exercise of free look rights.

18.   In addition to the Contract Enhancement recapture charges, the Contracts may have additional charges including a withdrawal charge that applies to total withdrawals and partial withdrawals in excess of amounts permitted to be withdrawn under the Contract's free withdrawal provision. The withdrawal charges shown in the table below apply to the Contracts. The amount of the withdrawal charge depends upon the when the charge is imposed based on the Completed Years since the receipt of the related premium, as follows:

Withdrawal Charge (as a percentage of premium payments):

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+

| Withdrawal Charge | 4.0% | 3.5% | 3.5% | 3% | 2.5% | 2% | 2% | 2% | 1% | 0 |

19.   JNL New York does not assess the withdrawal charge on any payments paid out as: death benefits; income payments (the income date, which is the date income payments commence, cannot be sooner than 13 months from the issue date); cancellation of the Contract upon exercise of free look rights by an owner; withdrawals of earnings; withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings; and withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the withdrawal charge will not be waived on the required minimum distribution).

Applicants' Legal Analysis:

1.   Applicants state that Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request that the Commission, pursuant to Section 6(c) of the Act, grant the exemptions requested below with respect to the Contracts and any Future Contracts funded by the JNLNY Separate Account or Other Accounts that are issued by JNL New York and underwritten or distributed by the Distributor or Affiliated Broker-Dealers. Applicants undertake that Future Contracts funded by the JNLNY Separate Account or Other Accounts, in the future, will be substantially similar in all material respects to the Contracts. Applicants believe that the requested exemptions are

appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.   Section 27 of the Act regulates and imposes certain restrictions on the sales of periodic payment plan certificates issued by any registered investment company. Applicants state that Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for such a separate account or sponsoring insurance company to sell a contract funded by the registered separate account unless such contract is a redeemable security. Section 2(a)(32) defines "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

3.   Applicants submit that the recapture of the Contract Enhancement in the circumstances set forth in its application would not deprive an owner of his or her proportionate share of the issuer's current net assets. A Contract owner's interest in the amount of the Contract Enhancement allocated to his or her contract value upon receipt of a premium payment is not fully vested until nine complete years following a premium payment. Until or unless the amount of any Contract Enhancement is vested, JNL New York retains the right and interest in the Contract Enhancement amount, although not in the earnings attributable to that amount. Thus, Applicants urge that when JNL New York recaptures any Contract Enhancement it is simply retrieving its own assets, and because a

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Contract owner's interest in the Contract Enhancement is not vested, the Contract owner has not been deprived of a proportionate share of the JNLNY Separate Account's assets, i.e., a share of the JNLNY Separate Account's assets proportionate to the Contract owner's contract value.

4.　　In addition, Applicants represent that it would be patently unfair to allow a Contract owner exercising the free-look privilege to retain the Contract Enhancement amount under a Contract that has been returned for a refund after a period of only a few days. If JNL New York could not recapture the Contract Enhancement, individuals could purchase a Contract with no intention of retaining it and simply return it for a quick profit. Furthermore, Applicants state that the recapture of the Contract Enhancement relating to withdrawals and to income payments within the first nine years of a premium contribution is designed to protect JNL New York against Contract owners not holding the Contract for a sufficient time period. It provides JNL New York with sufficient time to recover the cost of the Contract Enhancement, and to avoid the financial detriment that would result from a shorter recapture period.

5.　　Applicants represent that it is not administratively feasible to track the Contract Enhancement amount in the JNLNY Separate Account after the Contract Enhancement(s) is applied. Accordingly, the asset-based charges applicable to the JNLNY Separate Account will be assessed against the entire amounts held in the JNLNY Separate Account, including any Contract Enhancement amounts. As a result, the aggregate asset-based charges assessed will be higher than those that would be charged if the Contract owner's contract value did not include any Contract Enhancement.

6.   Applicants submit that the provisions for recapture of any Contract Enhancement under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act. Sections 26(e) and 27(i) were added to the Act to implement the purposes of the National Securities Markets Improvement Act of 1996 and Congressional intent. The application of a Contract Enhancement to premium payments made under the Contracts should not raise any questions as to compliance by JNL New York with the provisions of Section 27(i). However, to avoid any uncertainty as to full compliance with the Act, Applicants request an order providing exemption from Sections 2(a)(32) and 27(i)(2)(A), to the extent deemed necessary, to permit the recapture of the Contract Enhancements, under the circumstances described herein and in the Application, without the loss of relief from Section 27 provided by Section 27(i).

7.   Applicants state that Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a). Rule 22c-1 under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

8.   Applicants state that it is possible that someone might view JNL New York's recapture of the Contract Enhancements as resulting in the redemption of redeemable

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securities for a price other than one based on the current net asset value of the JNLNY

Separate Account. Applicants contend, however, that the recapture of the Contract

Enhancement does not violate Rule 22c-1. The recapture of some or all of the Contract

Enhancement does not involve either of the evils that Section 22(c) and Rule 22c-1 were

intended to eliminate or reduce as far as reasonably practicable, namely: (i) the dilution

of the value of outstanding redeemable securities of registered investment companies

through their sale at a price below net asset value or repurchase at a price above it, and

(ii) other unfair results, including speculative trading practices. To effect a recapture of a

Contract Enhancement, JNL New York will redeem interests in a Contract owner's

contract value at a price determined on the basis of the current net asset value of the

JNLNY Separate Account. The amount recaptured will be less than or equal to the

amount of the Contract Enhancement that JNL New York paid out of its general account

assets. Although Contract owners will be entitled to retain any investment gains

attributable to the Contract Enhancement and to bear any investment losses attributable to

the Contract Enhancement, the amount of such gains or losses will be determined on the

basis of the current net asset values of the JNLNY Separate Account. Thus, no dilution

will occur upon the recapture of the Contract Enhancement. Applicants also submit that

the second harm that Rule 22c-1 was designed to address, namely, speculative trading

practices calculated to take advantage of backward pricing, will not occur as a result of

the recapture of the Contract Enhancement. Because neither of the harms that Rule 22c-1

was meant to address is found in the recapture of the Contract Enhancement, Rule 22c-1

should not apply to any Contract Enhancement. However, to avoid any uncertainty as to

full compliance with Rule 22c-1, Applicants request an order granting an exemption from the provisions of Rule 22c-1 to the extent deemed necessary to permit them to recapture the Contract Enhancement under the Contracts.

9.	Applicants submit that extending the requested relief to encompass Future Contracts and Other Accounts is appropriate in the public interest because it promotes competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts. Investors would receive no benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issues under the Act not already addressed in the application.

10.	Applicants submit, for the reasons stated herein, that their exemptive request meets the standards set out in Section 6(c) of the Act, namely, that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and that, therefore, the Commission should grant the requested order.

	For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary